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                             June 3, 2024

       Shantanu Gaur
       Chief Executive Officer
       Allurion Technolgies, Inc.
       11 Huron Drive
       Natick, MA 01760

                                                        Re: Allurion
Technolgies, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2024
                                                            CIK No. 0001964979

       Dear Shantanu Gaur:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Industrial Applications and

                             Services
       cc:                                              Danielle Lauzon, Esq.